

July 8, 2013

Via E-mail
Mr. Salvatore Randazzo
Chief Financial Officer
Northeast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, New York 10601

> **Re:** **Northeast Community Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **Responses dated May 17, 2013 and May 24, 2013**
> **File No. 000-51852**

Dear Mr. Randazzo:

   We have reviewed your supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2012 and 2011

Noninterest Expense, page 43

1. We have reviewed your response to prior comment number one in our letter dated May 3, 2013. In regard to the goodwill impairment recorded for Hayden Wealth Management during the fiscal year ended December 31, 2012, please provide us with the management

prepared goodwill impairment analysis for both Step 1 and Step 2 under ASC 350-20-35. In your response you should also address the following:

- address how the methods and key assumptions were determined and then utilized to assess for goodwill impairment under each of the different methods evaluated in both the initial and subsequently prepared goodwill impairment analysis;

- address the underlying reasons for the differences in fair value resulting from each of the methods considered and how the amount of the initial goodwill impairment amount recorded during fiscal 2012 was determined;

- address how the subsequently determined fair value impairment of the identified customer intangible asset impacted the initial goodwill impairment analysis prepared and how the additional amount of goodwill impairment was determined; and

- address whether there was a subsequent impairment recorded in regard to the identified customer relationship intangible asset.

2. Please address the circumstances under which the company determined that the goodwill impairment analysis for the period ended December 31, 2012 was incomplete requiring an additional impairment of $334,000 related to the identified intangible asset.

3. As a result of the subsequently determined goodwill impairment, please provide us with your materiality analysis for the period ended December 31, 2012.

4. Please file on EDGAR both the company's summary of the goodwill impairment analysis for the period ending December 31, 2012, and the impairment analysis prepared for the identified intangible asset which was provided supplementally to the staff in response to prior comment one in our letter dated May 3, 2013.

You may contact Chris Harley at (202) 551-3695 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Reviewing Accountant